

May 3, 2024

Cory Sindelar
Chief Financial Officer
Calix, Inc.
2777 Orchard Parkway
San Jose, California 95134

> **Re: Calix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K/A filed February 23, 2024**
> **File No. 001-34674**

Dear Cory Sindelar:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We note you mention small, medium, and large size customers and average-revenue-per-user, but do not quantify this statistical data. In future filings, please quantify statistical data, for all periods presented, that will enhance a reader's understanding of the financial conditions and results of operations. We refer to guidance in Item 303 of Regulation S-K. Provide us with your proposed future disclosure.

Critical Accounting Policies and Estimates, page 28

2. Please disclose in your critical accounting policies and estimates disclosure the actual judgements and assumptions used by management. For example, when you have multiple performance obligations you should describe how stand alone selling price was determined for each performance obligation. For inventory impairment, you should provide more detail and disclose the specific assumptions used when testing inventory for impairment in fiscal year 2022 and 2023. Provide us with your proposed future disclosure.

Results of Operations for Years Ended December 31, 2023 and 2022, page 29

3.      We note your disclosure that your revenue increased by $171.8 million, or 20%, during 2023 compared with 2022. You disclose that "the increase in revenue was primarily due to strength in shipments to one of our large customers, continued shipments throughout 2023 from a new medium-sized BSP customer that we added in the third quarter of 2022 and higher revenue from our growing base of small and medium BSP customers." When more than one factor is responsible for the change in an income statement line item, quantify each of the contributing factors, including any offsetting amounts. Please ensure this change is made throughout your MD&A including in your discussion of gross profit and gross margin. Provide us with your proposed future disclosure.

Form 8-K/A filed February 23, 2024

Exhibit 99.1
Use of Non-GAAP Financial Information, page 13

4.      We note you exclude inventory and component liability charges that occurred during the year ended December 31, 2023 from non-GAAP financial measures. Given the nature of your business, which appears to include customer orders for products and services, it is not clear to us how you determined this non-GAAP adjustment is appropriate and consistent with the requirements of Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although this inventory-write off may be unusual due to its size, based on the nature of this adjustment and your business, it appears to us that risks related to inventory and significant customers are normal operating expenses that arise in the ordinary course of your business. Please advise or revise in future filings. Provide us with your proposed future disclosure.

5.      Tell us why you believe litigation settlement is an appropriate non-GAAP adjustment. Refer to your basis in accounting literature.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology